Exhibit 12.1
Alon Refining Krotz Springs, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor			Combined (A)	Predecessor
	Fiscal Year Ended December 31,
	2010	2009		2008	2007	2006
				(Unaudited)
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) from continuing operations before income tax expense (benefit)	$(114,376)	$(45,378)		$(66,540)	$50,870	$119,230
Add:
Fixed charges	49,344	70,241		25,517	1,168	1,156
Less:
Interest capitalized	(499)	—		—	—	—

Total earnings	$(65,531)	$24,863		$(41,023)	$52,038	$120,386

Fixed charges:
Interest expense, net	$47,695	$69,090		$24,382	$—	$—
Interest capitalized	499	—		—	—	—
Rental expense interest factor (B)	1,150	1,151		1,135	1,168	1,156

Total fixed charges	$49,344	$70,241		$25,517	$1,168	$1,156

Ratio of earnings to fixed charges	(C )	(C	)	(C )	44.6x	104.1x

(A)	The ratio of earnings to fixed charges for 2008 has been derived by combining our predecessor’s audited financial statements for the six months ended June 30, 2008 with the successors audited financial statements for the six months ended December 31, 2008.

(B)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(C)	For the years ended December 31, 2010, 2009 and 2008, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $114.9 million, $45.4 million and $66.5 million, respectively.